Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion is a review of the financial position of Claude Resources Inc. (“Claude” or the “Company”) as at September 30, 2009 compared to December 31, 2008, and the results of operations for the three months and nine months ended September 30, 2009 compared with the corresponding periods of 2008.  This discussion is the responsibility of Management and the information within this Management’s Discussion and Analysis (“MD&A”) is current to November 5, 2009 (except as otherwise noted).  The Board of Directors reviewed and approved the disclosure presented herein through its Audit Committee.  This discussion should be read in conjunction with the Company’s 2008 annual Management’s Discussion and Analysis and 2008 annual audited consolidated financial statements and notes thereto. All amounts are expressed in Canadian dollars, except where otherwise indicated.

NOTE TO INVESTORS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by
Metres	Feet (ft.)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2,000 pounds)	1.102
Grams	Troy Ounces	0.032

OVERVIEW

Claude Resources Inc. is a gold and oil & natural gas producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR).  The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company’s entire asset base is located in Canada.  Its main revenue generating asset is the 100 percent owned Seabee gold operation, located in northern Saskatchewan. The Company also has working interests in oil & natural gas wells located in both Saskatchewan and Alberta that are being held for sale.

MISSION AND VISION

The Company’s mission is to create significant shareholder value through gold exploration and mining.  Its vision is to be highly valued by all stakeholders for its ability to discover, develop and produce gold in a safe, environmentally responsible and profitable manner.

GOALS AND KEY PERFORMANCE DRIVERS

The Company’s goals and key performance drivers include:

•	Increasing its resource base through aggressive exploration programs;
•	Improving operating margins at the Seabee Camp;
•	Strengthening its Balance Sheet and maintaining liquidity; and
•	Ensuring that the Company’s share price reflects underlying value.

Exploration

At the Madsen Property, Claude’s objective is to fully assess the potential for high grade gold mineralization while continuing to de-water the Madsen shaft to provide additional underground access.  The Company intends to achieve this objective through its continued strategy of aggressive exploration, resource growth and development.  During the third quarter of 2009, the Company focused on the completion of Phase One of its underground 8 Zone drill program and continued surface evaluation of the Madsen Property and 8 Zone trends.  Underground drilling from Phase I of the 8 Zone program has confirmed high grade mineralization 450 feet(1) down plunge of the historic mine infrastructure as well as the potential for the development of parallel footwall lenses.  In preparation for Phase II of the underground drill program from the 16th level in 2010, shaft dewatering continued and has surpassed the 14th level.  As required for the National Instrument 43-101 Technical Report for the Madsen Project, the geological modeling and database components have been finalized. SRK Consulting is completing the resource model and is on schedule for a fourth quarter completion.

(1)   Historically, Madsen results have been reported in ounces per ton and feet (imperial).

Management’s Discussion and Analysis
(in CDN dollars, except as otherwise noted)	Page 2

At the Seabee Camp, the Company has focused its gold exploration efforts on drilling at Seabee Deep and on continued development of satellite ore bodies (the Santoy 8 Project and the Porky Zones) to be used as supplemental feed for the Seabee Mill.  Recently released drill results at Seabee Deep included 10.16 grams of gold per tonne over 1.6 metres true width, 20.13 grams of gold per tonne over 1.3 metres true width,  8.68 grams of gold per tonne over 4.5 metres true width and 10.71 grams of gold per tonne over 2.9 metres true width. These intercepts demonstrate grade above the historical average and are in close proximity to existing development and infrastructure.  Building on the 2008 resource upgrade at Santoy 8, the Company continues to move the Santoy 8 Project toward commercial production.  The Company has submitted the environmental studies and permitting required for the Santoy 8 Project.  Pre-construction approval was received during the quarter for portal development and settling pond construction.  The 2009 bulk sampling program at the Porky West deposit will be completed during the fourth quarter.

Operations

The Company will continue to focus on the profitability of the Seabee mining operations.  This will be accomplished through a combination of improved grade control, cost controls and developing the production profile at lower cost satellite ore bodies.  During the third quarter, the Company reported a 20 percent decrease in mine operating costs period over period.  This decrease was the result of previous capital investments and continued cost control measures.

Financial Capacity

The Company’s typical cash requirement over the first and second quarters of each year is significant because of the winter ice road resupply for the Seabee Camp; this resupply includes restocking diesel, propane and other large consumables as well as the continued upgrading of the mining fleet and mine infrastructure.  As well, the Company’s liquidity is impacted due to certain Madsen exploration expenditures being funded out of operating cash flows.  Notwithstanding these expenditures, the Company intends to build its cash reserves and maintain access to financial markets to ensure continued funding of exploration efforts and expansion of mining projects.

As part of the Company’s continued commitment to strengthen its balance sheet and maintain liquidity, on October 23, 2009 Claude announced plans to proceed with a private placement financing of up to $5.3 million.  The proposed offering, which is subject to regulatory approval, will consist of a total of 5,000,000 units (with each unit consisting of one common share and one whole warrant) and 2,000,000 flow-through shares issued at prices of $0.72 and $0.85, respectively.  Management is also investigating further financing options available to the Company.

EXPLORATION OVERVIEW

All exploration activities were carried out under the direction of Qualified Persons, Brian Skanderbeg, P. Geo., Vice President Exploration and Philip Ng, P. Eng., Vice President Mining Operations.

Madsen Project

The Madsen Property comprises over 10,000 acres (4,000 hectares) and, having produced in excess of 2.4 million ounces, was the third largest gold producer in the Red Lake camp.  Infrastructure includes a fully functional 500 ton per day mill, 4,000 foot deep shaft and permitted tailing facility.

The high grade 8 Zone was discovered in 1969 and produced through to mine closure in 1976 between the 23rd and 27th levels.  Underground mapping and historic documentation identifies a series of high-grade, quartz-vein systems and silicification associated with a complexly-folded package of mafic and ultramafic lithologies. Historic drilling immediately above and below the 27th level, the deepest production level, returned drill intercepts including 0.80 ounces per ton over 14.4 feet, 2.68 ounces per ton over 6.8 feet and 1.25 ounces per ton over 3.0 feet.

Claude Resources Inc.

Management’s Discussion and Analysis
(in CDN dollars, except as otherwise noted)	Page 3

Exploration during the third quarter focused on completing Phase I of the Company’s 8 Zone underground drill program.  Initiated in December of 2008 from the 10th level, the directional-drilling program included testing of the plunge extension of the 8 Zone as well as conceptual targets along the 8 Zone shear system.  The results of Phase I deep drilling of the 8 Zone Trend demonstrated down plunge continuity to 450 feet below the 27th level, with multiple holes returning strong visible gold associated with intensely silicified, biotite-altered basalt. Historic high grade drill results were verified with the return of intercepts containing 0.75 ounces of gold per ton over 25.92 feet (including 4.14 ounce per ton over 3.12 feet) and 3.71 ounces of gold per ton over 2.46 feet.  Step-out drilling to the east and west confirmed the development of 8 Zone structure and stratigraphy but failed to return significant gold values.  The system remains open down plunge and along strike to the east and west (See Media Releases dated October 14, 2009: “Claude Resources Inc. Completes Phase I Drilling at Madsen Project, Red Lake, Ontario”).  For the remainder of 2009 through to the second quarter of 2010, the Company will test surface targets associated with the Madsen Mine Trend as well the 8 Zone Trend.

The Company’s Madsen shaft de-watering and rehabilitation program is ongoing.  The new pump station on the 12th level, commissioned during the second quarter, was completed during the third quarter.  However, as a result of unusually heavy rain fall and elevated regional water levels early in the third quarter, this program did experience delays.  These delays were mitigated late in the third quarter and shaft dewatering is presently below the 14th level and proceeding as per plan.  Claude expects dewatering to reach the 16th level early in the first quarter of 2010, with underground rehabilitation and Phase Two drill chamber development to be completed by the second half of 2010.  Phase Two deep drilling of the 8 Zone Trend will continue once the 16th level is de-watered and drill chambers have been established.

The preparation of the Company’s National Instrument 43-101 compliant resource estimate and supporting Technical Report for the Madsen Project continued throughout the third quarter.  During the quarter, the geological modeling and database components required for the Technical Report were completed.  Currently, SRK Consulting is completing the resource model and is on schedule for a fourth quarter completion. The Technical Report will encompass the Madsen Property in its entirety and will include an updated resource statement for the Madsen Mine including recent underground drill results.

Santoy 8 Project

The Santoy 8 Project is located approximately 14 kilometres east of the Seabee gold mill and accessed via an all-weather road.  Gold mineralization is hosted in siliceous, skarnified, shear structures with sulfide-chlorite-quartz veins and in silicified granitoid sills.  The mineralized lenses dip moderately to steeply eastward and are interpreted to be amenable to bulk mining techniques.  Gold mineralization of the Santoy 8 ore lens occurs over a strike length of 600 metres, a depth of 350 metres and remains open along strike and down plunge to the north.  The Santoy 8E ore lens has been intercepted over a strike length of 200 metres, depth of 250 metres and remains open along strike and down plunge to the north.  True thickness of the Santoy 8 deposits vary from 1.5 metres to 30 metres.

During 2008, Claude updated its National Instrument 43-101 compliant mineral resource calculation for Santoy 8 and conducted an economic study to evaluate the portion of mineral resources it plans to mine in the first three years of the Santoy 8 project.  The upgrading of the resource model is the Company's first step in the transition from exploration through bulk sampling to commercial production at the Santoy 8 deposits.

At December 31, 2008, the mineral reserve at Santoy 8 was 177,300 tonnes at 7.02 grams per tonne, the indicated mineral resources consisted of 545,600 tonnes at 8.98 grams per tonne and the inferred mineral resource was 391,500 tonnes at 8.08 grams per tonne.

The Santoy 8 Power Line Project, which will tie this property to the Provincial power grid, continued during the third quarter of 2009.  Phase I and Phase II of the project, consisting of the erection of the power line poles and power line installation, have now been completed.  The final phase involved the installation and commissioning of the main transformer and was completed in October.

Claude views the Santoy 8 Project as a key driver in the expansion of operations at the Seabee Camp and in increasing production over the next three years.  During the third quarter, the Company received pre-construction approval for portal development and for construction of the settling pond.

Claude Resources Inc.

Management’s Discussion and Analysis
(in CDN dollars, except as otherwise noted)	Page 4

Porky Lake Project

Claude wholly owns the Porky Lake structural zones located approximately three kilometres northwest of its Seabee gold mill.  The Porky Lake West and Porky Lake East (“Pigeon Lake”) gold zones lie on opposite flanks of the large Porky Lake anticline, along a gold-bearing horizon which has been traced intermittently over 7.5 kilometres from the western extent of Porky West zone to the north of the Pigeon Lake zone in the east.  Drill testing from 2002 to 2006 successfully discovered two structural zones of significant mineralization, Porky Main and Porky West.

During 2009, the Company continued to explore the extensive mineralized horizon in the Porky Lake Region. Additional drilling at Porky West that commenced in March 2009 has been completed; the results of this definition drilling have been incorporated into the Company’s 2009 bulk sampling program.  A work program consisting of surface prospecting and geochemical surveys on the Porky Lake Region continued into the fall.  Data review and planning for the 2010 surface drill program is ongoing.

As a follow up to a 2006 bulk sample program at the Porky West site, Claude obtained an additional 35,000 tonne bulk sampling permit and, in June 2008, dewatering of the decline and underground development was initiated.  The 2009 bulk sampling program at the Porky West deposit was initiated during the second quarter and is on-going.  The Company anticipates the completion of this program during the fourth quarter.

At December 31, 2008, the mineral reserve at Porky West was 81,400 tonnes at 4.29 grams per tonne while the inferred mineral resource at Porky West was 76,000 tonnes at 6.39 grams per tonne. At Porky Main, the indicated mineral resources consisted of 160,000 tonnes at 7.50 grams per tonne and the inferred mineral resource was 70,000 tonnes at 10.43 grams per tonne.

Combined with the Santoy 8 Project, the potential commercial development of Porky brings the Company closer to full integration of satellite production into the Seabee central milling complex.

Quality Assurance and Quality Control Procedures

Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates. Geochemical analyses were submitted to TSL Laboratory in Saskatoon, Saskatchewan, Accurassay Laboratories at Thunder Bay, Ontario and the Seabee minesite lab.  Both external laboratories are ISO approved.  Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption, gravimetric and or screen fire finish.  Intercepts are reported as drilled widths and range from 65 percent to 90 percent of true widths. Composite intervals were calculated using a 3.00 grams per tonne cut-off and may include internal dilution.

2009 MINING OPERATIONS

Seabee Operation

For the quarter ended September 30, 2009, Claude milled 70,700 tonnes at a grade of 6.53 grams per tonne (Q3 2008 - 57,799 tonnes at 6.77 grams per tonne).  Sales volume for the quarter, excluding ounces from the Porky West bulk sample, was 12,085 ounces of gold compared to 12,303 ounces of gold sold in the third quarter of 2008, a decrease of two percent period over period.

Produced ounces for the period, including those from the Porky West bulk sample, increased by 19 percent to 14,180 ounces from 11,962 ounces in the third quarter of 2008.  Production output during the third quarter was consistent with Management guidance and benefited from higher tonnage processed through the Seabee Mill.

For the nine months ending September 30, 2009, the Company milled 176,174 tonnes at a grade of 6.01 grams per tonne (YTD 2008 - 166,894 at a grade of 6.23 grams per tonne).  Sales volume for the first nine months of 2009, excluding ounces from the Porky West bulk sample, was 30,608 ounces of gold (YTD 2008 - 31,873).  Produced ounces were 32,528 (YTD 2008 - 31,915) with mill recoveries of 95.6 percent (YTD 2008 - 95.4 percent).  Despite production interruptions attributable to equipment availability and planned major maintenance during the first and second quarters, year to date produced ounces are in line with Management expectations due to improved grade and increased throughput at the Seabee Mill during the third quarter.

Claude Resources Inc.

Management’s Discussion and Analysis
(in CDN dollars, except as otherwise noted)	Page 5

Seabee Operation Gold Production and Cost Statistics

	Three Months	Three Months	Nine Months	Nine Months
	September 30	September 30	September 30	September 30
	2009	2008	2009	2008

Tonnes Milled (1)	70,700	57,799	176,174	166,894
Head Grade (grams per tonne)	6.53	6.77	6.01	6.23
Recovery (%)	95.6%	95.0%	95.6%	95.4%
Gold Sold (ounces) (2)	12,085	12,303	30,608	31,873
Gold Produced (ounces) (1)	14,180	11,962	32,528	31,915
Operating Expenses (CDN$ thousands)	$7,423	$9,314	$22,030	$23,807
Cash Operating Cost (CDN$ per ounce) (3)	$614	$757	$720	$747
Cash Operating Cost (US$ per ounce) (3)	$560	$727	$615	$733

(1) Includes ounces produced and tonnes milled from Porky Lake bulk samples.
(2) Excludes ounces sold from Porky Lake bulk samples.
(3) For an explanation of the use of non-GAAP performance, please refer to “Non-GAAP Performance Measures”.

During the three months ended September 30, 2009, total mine operating costs decreased 20 percent to $7.4 million from $9.3 million during the same period in 2008.  This improvement was mainly attributable to previous capital investments to lower maintenance and operating costs as well as continued cost control measures.   For the nine months ending September 30, 2009 the Company reported mine operating costs of $22.0 million, down eight percent for the same period in the prior year.

Seabee Mineral Reserves and Mineral Resources

A surface and underground drill program continued at the Seabee Camp during the third quarter.  The goal of this drill program is to replace 2009 production.  Drilling will evaluate downplunge extensions of the Seabee ore shoots as well as targets east of the present mining areas.  Recent drill results from the third quarter at Seabee Deep include the following:

•	10.16 grams of gold per tonne over 1.6 metres true width (hole U09-660);
•	20.13 grams of gold per tonne over 1.3 metres true width (hole U09-665);
•	8.68 grams of gold per tonne over 4.5 metres true width (hole U09-666); and
•	10.71 grams of gold per tonne over 2.9 metres true width (hole U09-339).

Drill intercepts from Seabee Deep continue to better define the high grade 2c ore shoot, have graded above the historical average and are very positive for the 2009 exploration program.  Furthermore, these ore shoots are in close proximity to existing development and infrastructure.  As a result, the Company has been able to positively impact the head grade delivered to its central milling facility at the Seabee Camp and intends to further incorporate these shoots into its mine plan over the short and medium term.

Further sequential drill results of the 2009 underground drill program from the 900 metre level drill station are presented within the Media Release dated August 20, 2009 (“Claude Resources Inc. Intercepts 19.36 Grams of Gold per Tonne over 3.3 metres True Width at Seabee Mine”), within Media Release dated July 20, 2009 (“Claude Resources Inc. Intercepts 14.07 Grams of Gold per Tonne over 3.2 Metres True Width”), within the Media Release dated May 19, 2009 (“Claude Resources Inc. Intercepts 14.98 Grams of Gold Per Tonne Over 4.7 Metres True Width”) and within the Media Release dated February 2, 2009 (“Claude Resources Inc. Intercepts 30.6 Grams of Gold per Tonne (Cut) Over 2.5 Metres True Width”).  The Company will utilize the results of its 2009 surface and underground programs to update its Mineral Reserves and Mineral Resources at the Seabee Camp.

The Mineral Reserves and Mineral Resources estimates are conducted under the direction of Qualified Persons, Philip Ng, P.Eng., Vice President Mining Operations and Brian Skanderbeg, P.Geo, Vice President Exploration.

Claude Resources Inc.

Management’s Discussion and Analysis
(in CDN dollars, except as otherwise noted)	Page 6

Health, Safety and Environment

For the remainder of 2009, Management focus will remain on strengthening its operational team and management systems to improve performance in matters related to health, safety and the environment.  To this end, the Company has identified appropriate courses developed by experienced professionals in their fields.  Loss control training commenced at the end of June and is expected to continue throughout 2009.  In addition, to further reduce potential risk of inadvertent discharges to the environment, the Company has retained professional engineering firms to conduct external reviews of its facilities, operating processes, procedures, systems and training.

Further to the production discussions with Federal and Provincial regulatory agencies reported during the second quarter regarding the proposed Santoy 8 Project, the Company is pleased to report that it has received pre-construction approval from the Saskatchewan Ministry of Environment for the mine portal and approximately 150 metres of decline.

RESULTS OF OPERATIONS

The Company reports its results of operations based on Canadian Generally Accepted Accounting Principles (“GAAP”).

FINANCIAL

For the quarter ended September 30, 2009, the Company recorded a net loss of $0.4 million, or $0.00 per share.  This compares to a net loss of $1.7 million, or $0.02 per share, for the same period in 2008.

For the nine months ended September 30, 2009, the Company recorded a net loss of $5.3 million, or $0.05 per share.  This compares to a net loss of $2.1 million, or $0.02 per share, after a $2.2 million non-cash recovery related to income tax benefits arising from the issuance of flow-through shares, for the comparable period in 2008.

Revenue

Gold revenue from the Company’s Seabee Operation for the quarter ended September 30, 2009 increased 17 percent to $12.7 million from the $10.9 million reported in the third quarter of 2008.  The increase was a result of constant gold sales volume period over period (Q3 2009 - 12,085 ounces; Q3 2008 - 12,303 ounces) that benefited from an 18 percent increase in Canadian dollar gold prices realized: Q3 2009 - $1,051 (US $958); Q3 2008 - $888 (US $853).

Gold revenue for the first nine months of 2009 increased 15 percent to $33.3 million from $28.9 million reported in the first nine months of 2008.  The improvement was the result of slightly lower gold sales volume (YTD 2009 - 30,608 ounces; YTD 2008 - 31,873 ounces) offset by a 20 percent improvement in Canadian dollar gold prices realized:   YTD 2009 - $1,089 (US $931); YTD 2008 - $907 (US $890).

Expenditures

For the three months ended September 30, 2009, total mine operating costs decreased 20 percent to $7.4 million from $9.3 million for the same period in 2008.  This decrease was a combination of lower gold sales volume, continued cost control measures and previous capital invested to lower maintenance and operating costs. These operating costs divided by slightly reduced gold sales volume resulted in a 19 percent decrease in Canadian dollar cash operating cost per ounce: Q3 2009 - CDN $614 (US $560); Q3 2008 - CDN $757 (US $727).

For the first nine months of 2009, mine operating costs of $22.0 million were eight percent lower period over period.  Total cash cost per ounce decreased by four percent to CDN $720 (US $615) per ounce this year to date from CDN $747 (US $733) per ounce in 2008, a result of cost control measures.

Claude Resources Inc.

Management’s Discussion and Analysis
(in CDN dollars, except as otherwise noted)	Page 7

Total Cash Costs per Gold Ounce Sold (1)
	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2009	2008	2009	2008
Cash operating cost (CDN$ thousands)	$7,423	$9,314	$22,030	$23,807
Divided by ounces sold (2)	12,085	12,303	30,608	31,873
Total cash cost per ounce (CDN$)	$614	$757	$720	$747

CDN$ Exchange Rate	1.0974	1.0418	1.1694	1.0186
Total cash cost per ounce (US$)	$560	$727	$615	$733

(1)	Cash cost per gold ounce sold is a non-GAAP performance measure. For an explanation of the use of non-GAAP performance, please refer to “Non-GAAP Performance Measures”.
(2)	Excludes ounces sold from Porky Lake bulk samples.

Depreciation, Depletion and Accretion

During the third quarter of 2009, depreciation, depletion and accretion was $5.5 million, a 72 percent increase from the $3.2 million reported for the comparable period in 2008.  For the nine months ended September 30, 2009, depreciation, depletion and accretion was $15.0 million, a 76 percent increase over the $8.5 million reported in 2008.  These results were due to a higher asset base, increased broken tonnes and fewer reserve tonnes at the Seabee Operation.

General and Administrative Expense

For the three months ended September 30, 2009, general and administrative costs of $0.7 million were 22 percent lower than the $0.9 million reported for the comparative period in 2008.  This decrease was attributable to a reduction in legal and consulting expenses associated with the Company’s oil & natural gas operations.  For similar reasons, year to date 2009 general and administrative costs of $2.7 million were 18 percent lower than the $3.3 million reported for the nine months ended September 30, 2008.

Income Taxes

The income tax recovery of $2.2 million noted in the first quarter of 2008 was the estimated income tax benefit arising from the issuance of flow-through shares during 2007.  As there were no flow-through shares issued in 2008, there is no similar benefit for 2009.

Liquidity & Financial Resources

At September 30, 2009, the Company had working capital of $10.3 million (December 31, 2008 - $19.2 million).  Included in working capital at September 30, 2009 are the demand loans of $5.2 million (December 31, 2008 - $4.0 million).  These are demand loans and have been classified as current liabilities.  The decrease in working capital is mainly attributable to capital investment at the Company’s Seabee and Madsen properties.

For the quarter ended September 30, 2009, earnings before interest, taxes, deprecation and amortization (EBITDA) (1) was $4.5 million (Q3 2008 - $0.7 million).  For the first nine months of 2009, EBITDA was $8.6 million (YTD 2008 - $2.0 million).

(1)	For an explanation of the use of non-GAAP performance, please refer to “Non-GAAP Performance Measures”.

Claude Resources Inc.

Management’s Discussion and Analysis
(in CDN dollars, except as otherwise noted)	Page 8

Working Capital and Current Ratios

in thousands of CDN dollars	September 30	December 31	Percent Increase (Decrease)
	2009	2008	2009	2008

Current assets	33,244	36,719	(9)	15
Current liabilities	22,900	17,511	31	17
Working capital	10,344	19,208	(46)	11
Current ratio	1.5	2.1	(29)	-

The Company’s typical cash requirement over the first and second quarters of each year is significant because of the winter ice road resupply for the Seabee Camp, which includes restocking diesel, propane and other large consumables as well as the continued upgrading of the mining fleet and mine infrastructure.  As well, the Company’s liquidity is impacted due to Madsen underground drilling and dewatering costs being funded out of operating cash flows.

To partially address these issues, the Company announced plans to complete a private placement for gross proceeds of $5.3 million subsequent to the Balance Sheet date.  The proceeds of the offering, which are subject to regulatory approval, will be used for general corporate purposes and for a portion of the Company’s 2010 exploration program.

For the last quarter of 2009 and first half of 2010, the Company believes operating cash flows will not be sufficient to fund the continued exploration at Madsen, ongoing capital improvements at the Seabee properties and the winter 2010 Seabee Operation resupply.  To satisfy these requirements, the Company intends to continue divesting its non- core assets and to investigate alternative means of financing, the proceeds of which may decrease the amount of additional capital to be raised through equity issues.

Investing

Mineral property expenditures during the first nine months of 2009 were $20.7 million, a $0.4 million increase from the same period in 2008. Year to date, expenditures were comprised of the following: Seabee Mine development of $6.7 million (Q3 2008 - $7.0 million); exploration costs, focusing primarily on the Madsen Project, of $7.4 million (Q3 2008 - $8.5 million); and property, plant and equipment expenditures of $6.6 million (Q3 2008 - $4.8 million). Property, plant and equipment expenditures include mining equipment, camp infrastructure and Madsen dewatering charges.

Financing

Financing activities during the first nine months of 2009 included the completion of a private placement offering whereby a total of 8,599,100 units and 5,333,000 flow-through shares were issued at a price of $0.75 and $0.80, respectively.  Gross proceeds from the offering were $10.7 million.  The units issued included one-half of one transferable common share purchase warrant which entitles the holder to acquire one common share of the Company at a price of $0.90 for a period of 18 months subsequent to the completion of the offering.

Also during the first nine months, the Company issued 421,056 common shares pursuant to its Employee Share Purchase Plan.

On October 23, 2009, the Company announced plans to proceed with a private placement financing whereby a total of 5,000,000 units and 2,000,000 flow-through shares are to be issued at prices of $0.72 and $0.85, respectively.  Gross proceeds from the offering  would be approximately $5.3 million.  The units to be issued include one transferable common share purchase warrant which entitle the holder to acquire one common share of the Company at a price of $0.90 for a period of three years subsequent to the completion of the offering.

During the third quarter and first nine months of this year, the Company repaid $0.5 million and $1.6 million of its two outstanding demand loans.  The Company’s $2.8 million short-term credit facility, which had interest only payments and was due in December 2009, was renegotiated during the fourth quarter.  New terms include a 36 month amortization period, commencing on January 1, 2010, repayable in blended principal and interest payments of $83,166.  The proceeds and repayments of capital lease obligations relate primarily to production equipment.

Claude Resources Inc.

Management’s Discussion and Analysis
(in CDN dollars, except as otherwise noted)	Page 9

Capital Structure

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets or incur debt.  The Company is not subject to externally imposed capital requirements.

The Company utilizes a combination of short-term and long-term debt and equity to finance its operations and exploration.  Short-term debt facilities include access to a $3.5 million operating line of credit.

The Capital structure is a follows:

Capital Structure			September 30	December 31
in thousands of CDN dollars	Interest	Maturity	2009	2008

Operating line of credit	Prime + 1.25%		$3,108	$-
Demand loan # 1	5.99%	Feb/2010	476	1,302
Demand loan # 2	Prime + 1.50%	Aug/2011	1,917	2,667
Demand loan # 3 (1)	4.40%	Dec/2012	2,800	-
Debenture	12%	May/2013	9,162	16,575
Total debt			$17,463	$20,544
Less: cash and cash equivalents			-	8,390
Net debt			17,463	12,154
Shareholders’ equity			$92,371	$87,072
Total debt to capital			.19	.14

(1)	During the fourth quarter the Company renegotiated the terms of this Demand loan.

Derivative Instruments and Hedging Activities

To mitigate the effects of price fluctuations in revenue, Claude may undertake hedging transactions, from time to time, in respect of the price of gold and foreign exchange rates.

Contractual Obligations

Other than the $4.3 million obligation to expend qualifying Canadian Exploration Expenses, a result of the Company’s April 2009 private placement, there were no significant changes to the Company’s contractual obligations at September 30, 2009 from those reported in the Management’s Discussion and Analysis for the year ended December 31, 2008.

BALANCE SHEET

The Company’s total assets were $218.7 million at September 30, 2009, compared to $215.4 million at year-end 2008.  The $3.3 million increase is primarily comprised of the following:  a $2.6 million increase in Accounts receivable - attributable to the timing of the sale and receipt of proceeds from the Company’s gold sales; a $4.0 million increase in Inventories and stockpiled ore - a result of the annual winter road resupply whereby the Company purchases large consumable items utilized throughout the year by the Seabee Camp; a $5.9 million increase in Mineral properties comprised primarily of property, plant and equipment and exploration and mine dewatering costs at the Madsen property; and, offsetting these, an $8.4 million decrease in Cash and cash equivalents mainly due to the annual winter ice road resupply and capital expenditures on the Company’s mineral properties and a $1.4 million decrease in Interest receivable on restricted promissory notes, a result of the interest earned being used to satisfy the royalty obligation incurred.

Claude Resources Inc.

Management’s Discussion and Analysis
(in CDN dollars, except as otherwise noted)	Page 10

Total liabilities were $126.4 million at September 30, 2009, compared to $128.4 million at December 31, 2008.  The $2.0 million decrease was attributable to the following:  a $3.1 million increase in Bank indebtedness; an increase of $2.2 million in Accounts payable and accrued liabilities, attributable to the Seabee winter road resupply; a $1.2 million increase in Demand loans, a result of the $2.8 million facility issued during the second quarter offset by repayments; and a $0.7 million increase in Other current liabilities.  Offsetting these was a $1.3 million decrease in Interest payable on royalty obligations offset using the interest received from the restricted promissory notes; a $0.4 million decrease in Assets held for sale; a $7.4 million decrease in the Company’s debentures outstanding, a result of the repurchase discussed previously; and a $0.7 million decrease in deferred revenue.

Shareholders’ equity increased by $5.3 million to $92.4 million at the end of the third quarter 2009, from $87.1 million at December 31, 2008. This result is primarily attributable to the following:  an increase in Share capital of $9.9 million relating to the issuance of shares of the Company during the second quarter and a $0.6 million increase in Contributed surplus.  Offsetting these, a $5.3 million decrease in Retained earnings which was due to the loss incurred by the Company during the period.

SELECTED QUARTERLY FINANCIAL DATA

The following table provides summary financial data for the Company’s last eight quarters:

Quarterly Information
	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31
Unaudited ($ millions)	2009	2009	2009	2008	2008	2008	2008	2007

Gold sales	12.7	9.1	11.5	12.1	10.9	9.8	8.1	11.0
Net earnings (loss)	(0.4)	(3.9)	(1.0)	2.4	(1.7)	(0.8)	0.4	(1.8)
Net earnings (loss) per share(1)	(0.00)	(0.04)	(0.01)	0.03	(0.02)	(0.01)	0.00	(0.02)
Average realized gold price (CDN$ per ounce)	1,051	1,075	1,146	990	888	915	922	776
Average realized gold price (US$ per ounce)	958	921	920	816	853	906	918	790
Ounces sold(2)	12,100	8,500	10,100	12,200	12,300	10,800	8,800	14,200
Tonnes milled(3)	70,700	51,300	54,200	61,500	57,800	58,000	51,100	65,500
Ounces produced(3)	14,200	7,700	10,600	13,600	12,000	11,500	8,400	12,200
Grade processed (grams per tonne)	6.53	4.92	6.36	7.09	6.77	6.45	5.37	6.08
Cash cost per ounce(4) (CDN$ per ounce)	614	813	768	683	757	750	729	610
Cash cost per ounce(4) (US$ per ounce)	560	696	618	564	727	743	725	621
EBITDA (CDN$)(4)	4.5	1.3	2.8	1.5	0.7	0.7	0.6	0.7

CDN$/US$ Exchange	1.0974	1.1672	1.2453	1.2124	1.0418	1.0100	1.0042	0.9818

(1)  Basic and diluted, calculated based on the number of shares issued and outstanding during the quarter.
(2)  Excludes ounces sold from Porky Lake 2009 and 2008 bulk samples.
(3) Includes ounces produced and tonnes milled from Porky Lake 2009 and 2008 bulk samples.
(4)     For an explanation of non-GAAP performance measures refer to “Non-GAAP Performance Measures”.

The financial results for the last eight quarters reflect the following general trends: relatively constant gold sales over the period notwithstanding Q2 2009 and Q1 2008; improvement in average USD gold price realized per ounce (the Canadian dollar gold price declined over the past two quarters as a result of the strengthening Canadian dollar); relatively constant gold production notwithstanding Q2 2009 and Q1 2008; relatively stable grade processed notwithstanding Q2 2009 and Q1 2008; and improving EBITDA over the past four quarters.

CRITICAL ACCOUNTING ESTIMATES

Certain of the Company’s accounting policies require that Management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  For a discussion of those estimates, please refer to the Company’s Management’s Discussion and Analysis for the year ended December 31, 2008, available at www.sedar.com.

RISKS AND UNCERTAINTIES

Risks and uncertainties related to economic and industry factors are described in detail in the Company’s Annual Information Form and remain substantially unchanged.

Claude Resources Inc.

Management’s Discussion and Analysis
(in CDN dollars, except as otherwise noted)	Page 11

KEY SENSITIVITIES

Earnings from Claude’s Seabee Gold Operation are sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow are as follows:

Gold

For a US $10 price movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.5 million, or $0.00 per share. For a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $0.5 million, or $0.00 per share.

OUTSTANDING SHARE DATA

At September 30, 2009, there were 111,465,186 common shares outstanding.   This compares to 97,112,030 shares outstanding as at December 31, 2008.  During the second quarter of 2009, the Company issued 8,599,100 shares pursuant to the private placement completed on April 9, 2009.  An additional 5,333,000 flow-through shares were issued pursuant to this same transaction.  During the first quarter of 2009, Claude issued 421,056 shares pursuant to the Company’s Employee Share Purchase Program.

In addition, at September 30, 2009 there were 3.3 million director, officer, key employee and consultant stock options and 6.8 million warrants outstanding, with exercise prices ranging from $0.34 to $2.10 per share.  This compares to 3.5 million director, officers, key employee and consultant stock options and 1.8 million warrants outstanding at December 31, 2008 with exercise prices ranging from $0.34 to $2.10 per share.

ASSETS HELD FOR SALE AND RELATED OPERATIONS

During the third quarter of 2008, the Company announced plans to divest of its oil and natural gas assets (see Media Release dated July 14, 2008:  “Claude Resources Inc. - Puts Oil & Natural Gas Assets on the Market”).  As required by the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3475:  Disposal of Long-Lived Assets and Discontinued Operations - the related assets and liabilities have been reported as Assets held for sale and Liabilities related to assets held for sale in separate captions in the unaudited consolidated balance sheets and the related results of operations have been presented as operations held for sale in the unaudited consolidated statements of earnings (loss) and cash flows for all periods presented.  Refer to Note 4 to these unaudited consolidated financial statements for detailed information relating to the operations held for sale.

Provided below is Management’s discussion and analysis as it relates to its oil and natural gas operations:

Net oil and natural gas revenue for the quarter ended September 30, 2009 decreased 74 percent to $0.5 million from $1.9 million reported for the same period in 2008. During the first nine months of 2009, net oil and natural gas revenue was $1.5 million, a decrease of 66 percent from the first nine months of 2008.  These results were attributable to: the fourth quarter 2008 disposition of the Company’s working interest share in the Edson property; a decrease in petroleum and natural gas prices realized; and normal production declines.

Oil and natural gas operating costs for the first three months of 2009 decreased 89 percent period over period to $0.1 million (Q3 2008 - $0.9 million).  During the first nine months of 2009, oil and natural gas operating costs fell 67 percent to $0.6 million from $1.8 million for the same period in 2008.  Again, this was mainly the result of the divestiture of the Company’s Edson assets which occurred during the fourth quarter of 2008.

CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 2 to these unaudited interim consolidated financial statements for information pertaining to accounting changes effective January 1, 2009.

The following summarizes future accounting policy changes that will be relevant to the Company’s consolidated financial statements subsequent to September 30, 2009:

Claude Resources Inc.

Management’s Discussion and Analysis
(in CDN dollars, except as otherwise noted)	Page 12

Accounting Changes

CICA Handbook Section 1506, Accounting Changes, has been amended to exclude from its scope changes in accounting policies upon the complete replacement of an entity's primary basis of accounting.  The amendment applies to interim and annual financial statements relating to fiscal years beginning on or after July 1, 2009.  The Company does not expect this amendment to have any impact on its consolidated financial statements.

Financial Instruments

CICA Handbook Section 3862, Financial Instruments - Disclosures, has been amended to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises.  The amendments apply to annual financial statements relating to fiscal years ending after September 30, 2009 and as such the Company will include the required disclosure in its annual consolidated financial statements for the year ending December 31, 2009.

International Financial Reporting Standards (IFRS)

The Canadian Accounting Standards Board (AcSB) has confirmed that Canadian publicly accountable enterprises will be required to adopt IFRS effective January 1, 2011.  An April 2008 exposure draft issued by the CICA, Adopting IFRS in Canada, makes possible the early adoption of IFRS by Canadian entities.

In January 2008, the United States Securities and Exchange Commission (“SEC”) issued a final rule that would allow some foreign private issuers to use IFRS, without reconciliation to US GAAP.  The Company does not plan to adopt IFRS prior to the CICA mandatory deadline of January 1, 2011.

Although IFRS employs a conceptual framework that is similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure.

In order to plan for and to achieve a smooth transition to IFRS, Claude has established a project team to assess the potential impacts of the transition to IFRS.  The project team has developed a detailed plan to ensure compliance with the new standards.  Regular progress reports on the status of Claude’s IFRS implementation project are provided to Senior Management and to the Audit Committee.  A major public accounting firm has been engaged to provide technical accounting advice and project management guidance in the conversion to IFRS.

The Company’s implementation project consists of three primary phases:

•
Phase 1: Preliminary Study and Diagnostic.  This phase included performing a high-level impact assessment to identify key areas that may be impacted by the adoption of IFRS.  This analysis resulted in the prioritization of areas to be evaluated in the next phase of the project plan.  The information obtained from the assessment was also used to develop a detailed plan for convergence and implementation.  During phase 1, an analysis was also performed to assess whether information technology systems used to collect and report financial data required modification in order to meet new reporting requirements under IFRS.

•
Phase 2: Detailed Component Evaluation.  In this phase, further evaluation of the financial statement areas impacted by IFRS will be completed.  This will involve a more detailed analysis of accounting and disclosure differences between Canadian GAAP and IFRS.  This detailed assessment will facilitate final decisions around accounting policies and overall conversion strategy.  This phase also involves specification of changes required to existing business processes and procedures.

•
Phase 3: Implementation and Review.  This phase includes the execution of changes to business processes and procedures impacted by Claude’s transition to IFRS and formal approval of recommended accounting policy changes.  Also included in this phase is the delivery of necessary IFRS training to Claude’s Audit Committee, Board of Directors and staff.  This phase will culminate with the collection of financial information necessary to compile IFRS compliant financial statements, commencing January 1, 2011.

Claude Resources Inc.

Management’s Discussion and Analysis
(in CDN dollars, except as otherwise noted)	Page 13

Claude completed the preliminary study and diagnostic phase during the fourth quarter of 2008 and is now in the detailed component evaluation phase.  Claude’s analysis of the areas that may be impacted by the adoption of IFRS has identified a number of differences.  Claude is currently assessing the impact of the adoption of IFRS on its results of operations, financial position and financial statement disclosures.  In addition, Claude continues to assess the impact of the conversion on internal controls over financial reporting and disclosure controls and procedures.  Claude has and will continue to invest in training and resources throughout the transition period.

Non-controlling Interests

Effective January 1, 2011, the Company will be required to adopt CICA Handbook Section 1602, Non-controlling Interests, which with CICA Handbook Section 1601 will supersede the existing business combinations standard.  This section establishes the standards for the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  A non-controlling interest in a subsidiary will be required to be classified as a separate component of equity under this standard.  The Company is reviewing the impact that this standard will have on its consolidated financial statements.

Business Combinations

Effective January 1, 2011, the Company will be required to adopt CICA Handbook Section 1582, Business Combinations.  This Section, which replaced the former Business Combination Section, Section 1581, establishes standards for the accounting for a business combination and provides the Canadian equivalent to International Financial Reporting IFRS 3, “Business Combinations”.  Section 1582 requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition.  In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the statement of earnings.  The Company is reviewing the impact this standard will have on its consolidated financial statements.

Comprehensive Revaluation of Assets and Liabilities

CICA Handbook Section 1625, Comprehensive Revaluation of Assets and Liabilities, has been amended as a result of the issuance of CICA Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, in January 2009.  The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011.  The Company is reviewing the impact that this standard will have on its consolidated financial statements.

Equity

CICA Handbook Section 3251, Equity, has been amended as a result of issuing CICA Handbook Section 1602, Comprehensive Revaluation of Assets and Liabilities.  The amendments apply only to entities that have adopted Section 1602.  The Company is reviewing the impact that this standard will have on its consolidated financial statements.

Financial Instruments - Recognition and Measurement

CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement, has been amended to clarify the application of the effective interest method after a debt instrument has been impaired.  This Section has also been amended to clarify when an embedded prepayment option is separated from its host debt instrument for accounting purposes.  This amendment applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company is reviewing the impact that this amendment will have on its consolidated financial statements.

This Section has been further amended to add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the hold-for-trading category.  These amendments apply to reclassifications made on or after July 1, 2009.  Earlier adoption is permitted.

Claude Resources Inc.

Management’s Discussion and Analysis
(in CDN dollars, except as otherwise noted)	Page 14

Also, this section has been amended to:

•	Change the categories into which a debt instrument is required or permitted to be classified;
•	Change the impairment model for held-to-maturity financial assets to the incurred credit loss model of CICA Handbook Section 3025, Impaired Loans; and
•	Require the reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances.

The Company does not expect these further amendments to have any impact on its consolidated financial statements.

NON-GAAP PERFORMANCE MEASURES

The Company utilizes non-GAAP performance measures as supplemental indicators of operating performance and financial position.  These non-GAAP performance measures are used internally by the Company for comparing actual results from one period to another.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, such information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Earnings Before Interest, Income Taxes, Depreciation and Amortization (EBITDA)

Claude uses EBITDA as a supplemental financial measure of its operational performance.   Management believes EBITDA to be an important measure of its capacity to generate income from operations as it excludes the effects of items which primarily reflect the impact of long-term investment decisions and finance strategies, rather than the performance of the Company’s day-to-day operations.  The Company measures EBITDA as net income before operations held for sale, as reported in accordance with GAAP, plus income taxes, interest expense, and depreciation, depletion and accretion.

The Company believes that this measurement is useful in measuring the Company’s ability to service debt and to meet other payment obligations or as a valuation measurement. The following table provides a reconciliation of the Company’s calculation of EBITDA:

In thousands of CDN dollars	Three Months	Three Months	Nine Months	Nine Months
	September 30	September 30	September 30	September 30
	2009	2008	2009	2008

Loss from continued operations	$(796)	$(2,758)	$(6,246)	$(4,222)
Income taxes	-	-	-	(2,240)
Interest and other	(169)	303	(120)	(73)
Depreciation, depletion and accretion	5,501	3,185	14,973	8,523
EBITDA	$4,536	$730	$8,607	$1,988

As compared to net earnings (loss) according to GAAP, EBIDTA is limited in that it does not reflect the periodic costs of certain capitalized assets used in generating revenues, or the non-cash charges associated with impairments and shutdown-related costs, income taxes, gain on sale of long-term investments or interest and other. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities.

Cash Operating Cost Per Ounce

The Company reports its operating, depreciation and depletion costs on a per-ounce sold basis, based on uniform standards developed by the Gold Institute.  Management uses this measure to analyze the profitability, compared to average realized gold prices, of its Seabee Operation.  Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow the Gold Institute standards.

Claude Resources Inc.

Management’s Discussion and Analysis
(in CDN dollars, except as otherwise noted)	Page 15

OUTLOOK

For the remainder of 2009, the Company will continue to focus on the following:

i)	Advancing the surface exploration program of the prospective Madsen Mine and 8 Zone Trends and shaft de-watering at the Company’s 100 percent owned Madsen Property;
ii)	Complete a National Instrument compliant 43-101 resource estimate and supporting Technical Report at Madsen;
iii)	At the Seabee Mine, continue Seabee Mine/Deep exploration and development to increase or sustain reserves and resources;
iv)
Further develop satellite deposits at the Seabee Camp, by continuing with an underground bulk sampling program at Porky West and, pending regulatory approval, moving Santoy 8 towards commercial production; and

v)	Invest in capital projects and equipment to increase both production and productivity at the Seabee Camp.

Claude’s 2009 production output and operating cost forecast remains unchanged from the first quarter.  Production is expected to be between 46,000 and 48,000 ounces with operating costs of approximately $30.0 to $32.0 million.

Capital is expected to remain at 2008 levels as a result of added investment at Madsen and the continued upgrades at the Seabee Camp.

For the last quarter of 2009 and first half of 2010, the Company believes operating cash flows will not be sufficient to fund the continued exploration at Madsen, ongoing capital improvements at the Seabee properties and the winter 2010 Seabee Operation resupply.  To satisfy these requirements, the Company intends to continue divesting its non- core assets and to investigate alternative means of financing, the proceeds of which may decrease the amount of additional capital to be raised through equity issues.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

As of September 30, 2009, we evaluated our disclosure controls and procedures as defined in the rules issued by the US Securities and Exchange Commission and the Canadian Securities Administrators.  This evaluation was carried out under the supervision and participation of Management, including the President and Chief Executive Officer and the Chief Financial Officer.  Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

No significant changes were made in Claude’s internal controls over financial reporting during the three months ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, Claude’s internal control over financial reporting.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCE ESTIMATES

Resource Estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use certain terms such as “measured,” “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves.” Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Claude Resources Inc.

Management’s Discussion and Analysis
(in CDN dollars, except as otherwise noted)	Page 16

Compliance with Canadian Securities Regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This MD&A may contain ‘forward-looking’ statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company’s future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company’s Annual Information Form and quarterly and annual Management’s Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

ADDITIONAL INFORMATION

Additional information related to the Company, including its annual information form (Form 40F in the US), is available on Canadian (www.sedar.com) and US (www.sec.gov) securities regulatory authorities’ websites.  Certain documents are also available on the Company’s website at www.clauderesources.com.

Claude Resources Inc.